U×3-24-0

04016238

U.S. SEC____ MMISSION
WASHINGTON, D.C. _____

A+ 3/23/2004

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	**FACING PAGE** Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-19814

REPORT FOR THE PERIOD BEGINNING	01/01/03	AND ENDING	12/31/03
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HSBC Brokerage (USA) Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

452 Fifth Avenue

(No. and Street)

RECD S.E.C.

FEB 2 7 2004

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fabian A. Samaniego, Jr   (212) 525-2950

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	NY	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Fabian A. Samaniego, Jr, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HSBC Brokerage (USA) Inc. as of December 31, 2003, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Fabian A. Samaniego, Jr.
Senior Vice President
Chief Operating Officer

Notary Public

SHARON J. MANTEGNA
Notary Public, State of New York
No. 00-4803251
Qualified in Nassau County
My Commission Expires July 31, 2006

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent auditor's report on internal accounting control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

HSBC BROKERAGE (USA), INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)

Statement of Financial Condition

December 31, 2003

Assets

Cash	$	45,239,474
Cash and securities segregated pursuant to federal and other regulations		24,000,000
Due from customers		49,805,993
Receivables from Parent		4,230,109
Due from broker dealers and clearing organizations		20,418,085
Securities owned, at market value		1,456,979
Deposit with clearing organization		44,966,640
Receivables under securities borrowing transactions		3,339,700
Other assets		938,377
Total assets	$	194,395,357

Liabilities and Stockholder's Equity

Liabilities:		
Due to customers	$	42,698,404
Payable to Parent		6,311,044
Due to broker dealers and clearing organizations		4,342,406
Accrued expenses and other liabilities		11,421,739
Accrued income taxes		3,680,219
Total liabilities		68,453,812
Commitments and contingent liabilities (note 13)		
Liabilities subordinated to the claims of general creditors		74,000,000
Stockholder's equity:		
Preferred stock, $100 par value; 5,000 shares authorized, 1,000 shares issued and outstanding		100,000
Common stock, $1 par value; 80,000 shares authorized, 70,000 shares issued and outstanding		70,000
Additional paid-in capital		11,628,465
Retained earnings		40,143,080
Total stockholder's equity		51,941,545
Total liabilities and stockholder's equity	$	194,395,357

See accompanying notes to financial statements.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Pursuant to SEC Rule 17a-5

The Board of Directors
HSBC Brokerage (USA), Inc.:

In planning and performing our audit of the financial statements of HSBC Brokerage (USA), Inc. (the "Company") (an indirect wholly owned subsidiary of HSBC Holdings plc), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2004